UNITOR

	2002 2Q	2001 2Q
Group revenues	570	616
EBITDA	53	70
EBIT	25	46
EBT	15	42
Cash flow from operations	174	34

2Q 2002

Financial Performance

Future Outlook: It is becoming increasingly apparent that a downward spiral has taken hold in the US, with lower share prices, lower economic growth, withdrawal of capital by foreign investors.
Most experts believe that there is a serious danger that this situation will also drag down the rest of the world economy.
To counter this trend the authorities will have to try to prevent a steep fall in the dollar's value and apply more fiscal as well as monetary stimulation. It is believed that the authorities will attempt this, but there is great uncertaincy about the effect of their measures.
European and Japanese authorities is also under growing pressure to apply more stimulation to their domestic economies.

Shipping as before is dependent on world trade, which again has a direct link to world economy. Little, or no improvement is expected for most operators until early 2003. Unitor's management will continue to focus on efficiency, a focus which, as it will be seen from the present cost level and balance sheet, has started to pay off.

Unitor's currency exposure and foreign exchange situation is under constant watch. The company has successfully generated positive results from hedging net cash flow in USD. Forward contracts of MUSD 27.5 for 2002 with an average rate of NOK 9.36, and of MUSD 30 for the first half of 2003, with an average rate of NOK 9.075 have been signed.

Operating revenues were MNOK 570 (616)* Revenues are on same level as the previous quarter (572).

Revenues from Unitor's Ships Service division was MNOK 440 (500), a reduction of MNOK 60 compared to last year. The reduction in revenues reflects the weak shipping market. The Ships Equipment division increased its revenues to MNOK 130 (116)*

EBITDA was MNOK 53 (70) a reduction from last year, mainly due to lower sales. Other operating expense was MNOK 214 (222), a reduction of MNOK 8 and in line with expectations, resulting in an EBIT of MNOK 25 (46). EBIT is reduced by a write off of MNOK 5 and restructuring expenses of MNOK 2,5 in UK due to Unitor's decision to restructure the UK operations which included a partial close down of the activity in Liverpool.
Net financial result was positive with MNOK 1 (cost of 4) Last year's figure include the gain of MNOK 12 due to the sale of Svenska Skum last year, making the comparable improvement MNOK 17. The improvement shows the result of reduced spending, a low interest rate and a positive gain of MNOK 10,5 on the cash flow hedge.

EBT was MNOK 15 (42)

Inventory was MNOK 433 (537). The reduction in the second quarter was MNOK 14 which includes a currency effect of MNOK 27.

Accounts receivable were MNOK 490 (647). The reduction in the second quarter was MNOK 84 out of which MNOK 62 was currency effects.

Cash flow from operations was MNOK 174 (34). Net investments were MNOK 27.

Net interest bearing debt was MNOK 514 (752), a reduction of MNOK 238. The reduction in the second quarter was MNOK 153, of this MNOK 96 is currency effects.

Total equity was MNOK 861 at the end of the second quarter, representing an equity per share of NOK 44.04, and an equity ratio of 48,4%.

Repositioning of e4marine occurred with the introduction of Marine Transaction Services (MTS), a joint initiative with Alfa Laval, BP Marine and Cap Gemini Ernst & Young. MTS provides an infrastructure for marine e-commerce to deliver operational cost savings to both ship operators and marine suppliers. Based on e4marine's technology platform, the MTS system offers functionality beyond that found in the market today. Unitor is now trading electronically with over 300 vessels, and MTS is connecting with other portals and software providers, marine suppliers and Unitor's primary customers, including AP Møller and Bergesen DY. Unitor's shareholding in e4marine (MTS) is now 90.1%. In addition to their participation in MTS, Cap Gemini Ernst & Young has a shareholding of 8.7%.

The company notes that there is little trading of the Unitor share. The five largest shareholders control 87.7% of the shares and the 20 largest shareholders control 95.6%.

** The figures for 2001 include Svenska Skum which was sold 31.05.01 and had revenues of MNOK 17 in 2Q 2001*

Key ratios		2002 2 q.	2001 2 q.	2002 1 q.	2001 4 q.	2001 3 q.
Operating revenues	MNOK	570	616	572	604	603
EBITDA	MNOK	53	70	44	5	35
EBIT	MNOK	25	46	20	(17)	14
EBT	MNOK	15	42	12	(28)	5
EPS	NOK	0,51	1,43	0,42	(1,43)	0,18
Cashflow from operations	NOK	174	34	10	39	(18)
Operating margin	%	3,5	7,5	3,0	(3,5)	2,0
EBITDA margin	%	9,4	10,7	7,7	0,8	5,8
EBT/Sales	%	2,6	6,8	2,1	(4,6)	0,9
Return on capital employed (ROCE)*	%	5,7	11,0	4,1	(5,0)	2,8
Return on equity (ROE) *	%	4,7	13,3	3,8	(13,3)	1,6
Average sale pr. order	NOK	8 902	9 769	9 430	9 560	9 381
Number of orders	Number	46 183	47 958	43 543	44 409	47 977
Number of employees	Number	1 239	1 260	1 252	1 253	1 229

* Annualised
Definitions: EBITDA = (Operating result + Ordinary depreciation + Net currency hedge. (Sale of Svenska Skum excluded in 2 nd qtr 2001)


Miscellaneous
16 (18) 2%
Kjemi-Service
61 (59) 7%
Refigeration
130 (154) 14%
Chemicals
268 (287) 30%
Safety
196 (203) 22%
Maintenance & Repair
226 (290) 22%

SALES BY PRODUCT GROUP
UNITOR SHIPS SERVICE DIVISION
Total MNOK 897 (MNOK 1.011) () = 2001 figures


Unitor Fi-Fi
15 (0) 6%
Refigeration
15 (23) 6%
Maintenance & Repair
22 (26) 9%
Svenska Skum
0 (38) 0%
Safety
118 (102) 48%
Marine Contracting
74 (45) 30%
Miscellaneous
0 (0) 0%

SALES BY PRODUCT GROUP
UNITOR SHIPS EQUIPMENT DIVISION
Totalt MNOK 245 (MNOK 235) () = 2001 figures

Profit and loss statement

MNOK	2002 1 h	2001 1 h	2002 2 q	2001 2 q	2001
Operating revenues	**1 142**	**1 246**	**570**	**616**	**2 453**
Cost of goods sold	624	649	313	324	1 348
Other operating costs	434	454	214	222	928
Ordinary depreciation and write offs	52	48	28	24	91
Operating result	**32**	**95**	**15**	**46**	**86**
Net interest costs	7	23	4	12	37
Net other financial (gain)/loss	(3)	4	(5)	(8)	4
Net financial costs	**4**	**27**	**(1)**	**4**	**41**
Earnings before tax	**28**	**68**	**16**	**42**	**45**
Estimated taxes	9	22	5	14	23
Net profit	**19**	**46**	**11**	**28**	**22**

Balance sheet

MNOK	2002 1 h	2001 1 h	2001 31.12.
Intangibles	255	241	256
Other long term assets	440	544	482
Inventories	433	537	463
Accounts receivable	490	647	574
Other short term receivables	46	100	108
Cash and bank deposits	115	100	144
Total assets	**1 779**	**2 169**	**2 027**
Total equity	**861**	**886**	**839**
Long term interest bearing liabilities	629	852	807
Other long term liabilities	4	19	10
Short term interest bearing liabilities	0	0	0
Other short term liabilities	285	412	371
Total liabilities	**918**	**1 283**	**1 188**
Total equity and liabilities	**1 779**	**2 169**	**2 027**

Analysis of cashflow

MNOK	2002 1 h	2001 1 h	2002 2 q	2001 2 q	2001
Net change in cash from operation	184	26	174	34	163
Net change in cash from investments	(35)	10	(21)	27	(59)
Net change in cash from financing	(178)	(25)	(169)	(81)	(49)
Net change in cash	**(29)**	**11**	**(16)**	**(20)**	**55**
Cash position 01.01	144	89	131	120	89
Cash position 30.06/31.12	**115**	**100**	**115**	**100**	**144**


%
EBITDA Margin
Return on Capital employed (ROCE)
12
10
8
6
4
2
0
-2
-4
-6
1q 2001
2q 2001
3q 2001
4q 2001
1q 2002
2q 2002

Key figures per Quarter

Operating revenues and cost of goods sold per division

MNOK	2002 1 h	2001 1 h	2002 2 q	2001 2 q	2001
Revenues Unitor Ships Service	897	1 011	440	500	1 942
Revenues Unitor Ships Equipment	245	235	130	116	511
Operating revenues	**1 142**	**1 246**	**570**	**616**	**2 453**
Cogs Unitor Ships Service	439	486	212	243	985
Cogs Unitor Ships Equipment	185	163	101	81	363
Cost of goods sold	**624**	**649**	**313**	**324**	**1 348**

Sales developement by product group

	Unitor Ships Service		Unitor Ships Equipment	
	2002	2001	2002	2001
MNOK	1 h	1 h	1 h	1 h
Chemicals	268	287	1	1
Safety	196	203	118	102
Refrigeration	130	154	15	23
Maintenance and Repair	226	290	22	26
Miscellaneous	16	18	0	0
Kjemi Service	61	59	0	0
Marine Contracting	0	0	74	45
Svenska Skum (Divested as per 31.05.01)	0	0	0	38
Unitor Fi-Fi Systems	0	0	15	0
Total operating revenues	**897**	**1 011**	**245**	**235**

Profit and loss by quarter

MNOK	2002 2 q.	2002 1 q.	2001 4 q.	2001 3 q.	2001 2 q.
Operating revenues	570	572	604	603	616
Cost of goods sold	313	311	366	333	324
Other operating costs	214	220	237	237	222
Ordinary depreciation	28	24	22	21	24
Operating result	**15**	**17**	**(21)**	**12**	**46**
Net interest costs	4	3	2	8	12
Net financial (gain)/loss	(5)	2	5	(1)	(8)
Net financial costs	**(1)**	**5**	**7**	**7**	**4**
Earnings before taxes	**16**	**12**	**(28)**	**5**	**42**
Estimated taxes	5	4	0	2	14
Net profit	**11**	**8**	**(28)**	**3**	**28**

Unitor's Vision
We will be the world's leading service provider to the international marine market.

Business Performance

Note: All figures are reported at current exchange rates. Percentages are adjusted for currency effects. Figures in parenthesis ( ) represent the first half-year 2001.

Unitor Ships Service (USS)

Sales of products and services to the international merchant fleet totalled MNOK 836 (952) in the first half-year, a reduction of 7.7%. Sales in the second quarter totalled MNOK 415 (480).

Earnings in key shipping markets were weak in the first half-year and weakened further toward the end of the period. This resulted in increased restrictions on spending and fewer customer orders. A total of 89,726 (97,052) orders were processed in the first six months, with an average order size of NOK 9,159 (9,644). In contrast, orders from cruise customers improved, with average sales per cruise vessel growing by 15% across all product groups.

Chemicals
Sales of marine chemical products to the operating fleet totalled MNOK 268 (287), a reduction of 2.6%. Sales of biochemical cleaning chemicals increased, reaching MNOK 13.3 (12.5). Maintenance and cleaning chemicals, comprising 37% of sales in this business area, totalled MNOK 91 (98). Tank cleaning chemical sales totalled MNOK 47.6 (53.9). Sales of fuel oil additives totalled MNOK 23.9 (24.8).

Average sales of chemical products per vessel fell by 1% in the first half-year. For tankers the drop was 18%. Bulk vessels purchased an average of 8% less, while cruise vessels purchased 15% more. General cargo vessels purchased 9% more.

Sales of chemical products to the industrial market in Scandinavia by Unitor's subsidiary, Kjemi-Service AS totalled MNOK 61 (59).

Safety
Revenues from the safety business totalled MNOK 196 (203), a reduction of 1%. Income from service work on fire fighting and safety systems, representing 43% of this business, totalled MNOK 81 (95). Fire fighting equipment sales totalled MNOK 15 (21), while sales of spare parts totalled MNOK 17 (25).

Average sales of safety products per vessel decreased by 5% in the first half-year. The largest drop (25%) was in bulk vessels, while tankers purchased an average of 10% more. Cruise vessels purchased an average of 12% more safety products.

Sales of compressed air breathing equipment took an upward turn following the launch of the Uniscape 15H emergency escape breathing apparatus. This product meets IMO regulations requiring this type of equipment on commercial vessels. Sales in the compressed air breathing equipment group totalled MNOK 27 (10), of which MNOK 23 were from the Uniscape 15H. The potential for further sales of this product are considered good.

In June, Unitor announced its line of EU-certified portable fire extinguishers covering all types of shipboard needs and featuring improved performance, quality and ease of use. Two new Immersion Suits were also announced, offering improved comfort and protection.

Refrigeration
Sales of refrigeration products totalled MNOK 130 (154), a reduction of 12%. Sales of refrigerants, comprising 73% of this business, fell by 9% to MNOK 94 (109). Within this product group, revenues from sales of environmentally safe refrigerant blends grew to MNOK 15 (10), while sales of the HCFC gas R-22 totalled MNOK 71 (89).

Average sales of refrigeration products per vessel were down by 6.3%. Tankers and bulk vessels purchased 21% less, while cruise vessels and container vessels purchased an average of 18% and 6% more refrigeration products respectively.

In June Unitor announced its Refrigeration Service Inspection program. The program provides the ship owner a detailed report of system condition and recommended corrective actions. Unitor has an example showing the savings on refrigerant leakage alone amounted to more than the annual cost of this inspection programme for the vessel.

Maintenance & Repair
Revenues totalled MNOK 226 (290), a reduction of 15%. Gas filling, comprising 44% of this business, generated sales of MNOK 97 (112), a drop of 8%. Sales of gas and electric welding equipment totalled MNOK 42 (51). Revenues from welding consumables totalled MNOK 39 (51).

Average sales of maintenance and repair products per vessel were down by 10% in the first half-year. Bulk vessels purchased an average of 22% less, while tankers purchased an average of 19% less. Cruise vessels purchased an average of 7% more.

Unitor Ships Equipment (USE)

Revenue from sales of standardised marine systems, equipment and products for new buildings, conversions, retrofits and thermal insulation systems for gas carrier vessels totalled MNOK 245 (235).

Revenue was affected by the necessity to postpone deliveries to the shipyards in Poland due to their problems. The cancellation of a limited number of newbuilding contracts at the bankrupt Szczecin Shipyard may cause further rescheduling of planned deliveries. It is expected that the majority of Unitor's contracted deliveries will take place. Until a permanent solution is established, the deliveries will take place through the bank consortium that has taken over a number of newbuildings at various stages of completion. The bank consortium has engaged New Szczecin Shipyard to execute the further construction of these newbuildings. The total value of the contracts with Szczecin Shipyard is MNOK 85.

The work of establishing Project Engineering Centres (PECs) progresses according to plans. In this connection, Unitor China Ltd. has been established in Shanghai, where the PEC serving Asia is located. The PEC in Poland is in full operation, executing projects for the European market.

Order intake totalled MNOK 440 in the first half-year. As of 30 June 2002 the division's accumulated order reserve was MNOK 793 (592). At the close of 2001 the order reserve was MNOK 608.

Safety
Revenues from the division's largest product area totalled MNOK 118 (102), an increase of 22%. Sales revenue from of CO2 high-pressure systems totalled MNOK 63 (60). Revenue from foam systems totalled MNOK 26 (16).

Refrigeration
Revenue from sales of refrigeration equipment to shipyards totalled MNOK 15 (23). The reduction was mainly due to the situation in Poland. Sales revenue from heating, ventilation and air conditioning equipment were MNOK 10 (17).

Maintenance & Repair
Maintenance and repair totalled MNOK 22 (26). Welding gas distribution system sales generated MNOK 12 (10).

TI Marine Contracting AS
The company supplies and installs thermal insulation systems on LNG and LPG gas carriers. Sales revenue in the first half-year totalled MNOK 74 (45).

In April, Hyundai Heavy Industries (HHI) awarded TI Marine Contracting a contract worth USD 18 to deliver and install thermal insulation to a further four LNG carriers to be built at their shipyard in Korea. A similar order from HHI was announced in October 2001, with a value of approximately USD 13. The work to be carried out 2004 to 2006.

Unitor Fi-Fi Systems AS
Unitor Fi-Fi Systems AS supplies high capacity engineered fire fighting systems for use on fire boats. Sales in the first half-year totalled MNOK 15.5, of which MNOK 3.3 was in the first quarter.

UNITOR®

UNITOR ASA
www.unitor.com

Mail: P.O. Box 300 Skøyen, N-0213 Oslo, Norway
Office: Drammensvn. 211, N-0281 Oslo, Norway

Tel: +47 22 13 14 15
Fax: +47 22 13 45 00